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                             April 6, 2021

       Raymond Gee
       Chief Executive Officer
       MANUFACTURED HOUSING PROPERTIES INC.
       136 Main Street
       Pineville, NC 28134

                                                        Re: MANUFACTURED
HOUSING PROPERTIES INC.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,
2021
                                                            File No. 024-11417

       Dear Mr. Gee:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       The Offering
       Closings of the offering, page 7

   1. We note your response to comment 6. Please revise to clearly disclose when you intend to conduct an initial
closing. In this respect, please clarify what factors you will take into account when
determining whether to conduct the initial closing and any closings thereafter, and
describe the "conditions" to closing in more detail.
 Raymond Gee
FirstName   LastNameRaymond
MANUFACTURED          HOUSINGGee
                              PROPERTIES INC.
Comapany
April       NameMANUFACTURED HOUSING PROPERTIES INC.
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Description of Securities
Series C Preferred Stock, page 45

2. We note your response to comment 7. Please revise your offering circular to highlight in a prominent manner, such as in the offering summary on page 4, that the filing of the amendment to designate the Class C preferred shares is a condition to the issuance of the shares. In addition, we note that counsel has provided a legality opinion. Please advise as to how counsel considered the filing of the amendment to designate the shares in opining upon the legality of their issuance. Please refer to Section II.B.2.F of Staff Legal Bulletin
         19 for additional guidance.
       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Louis A. Bevilacqua, Esq.